LAW OFFICES
                                       of
                                   DAN BRECHER

                           99 Park Avenue, 16th Floor
                            New York, New York 10016
                       (212) 286-0747 Fax: (212) 808-4155
                        e-mail: brecherlaw@compuserve.com


                                   May 1, 2006


VIA EDGAR AND OVERNIGHT MAIL
----------------------------
Attn.: Carmen Moncada-Terry
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   CompuPrint, Inc.
            Amendment No. 2 to Registration Statement on Form SB-2 File No. 333-127815
            Filed March 9, 2006

Dear Sirs and Madams:

      On behalf of CompuPrint, Inc. (the "Company"), this letter responds to the comments of the Staff of the Commission contained in the Staff's letter dated March 16, 2006. In connection with this letter, the Company is filing Amendment No. 3 to the Company's registration statement on Form SB-2 ("Form SB-2"). The numbered paragraphs of this letter correspond to the numbers assigned to the comments in the Staff's March 16, 2006 letter.

      Three courtesy copies of clean and marked versions of Form SB-2 (excluding exhibits) are being furnished by overnight mail to the attention of Carmen Moncada-Terry.

General

1. The Form SB-2 has been updated to discuss matters pertaining to the Company's year ended December 31, 2005 and other recent subsequent events. The Company's financial statements that were set forth in the earlier versions of the Form SB-2 have been replaced with the Company's consolidated financial statements for the year ended December 31, 2005.

Securities and Exchange Commission
May 1, 2006
Page 2 of 2


2. The Form SB-2 has been updated to include a section entitled "Recent Developments" which appears on page 3, following the Table of Contents.

      Be advised that on March 31, 2006, the transaction contemplated to close by March 31, 2006 not having occurred, any and all rights pursuant to the Statement of Understanding with Esterna expired.

Risk Factors, page 4

3. As discussed above, the Statement of Understanding with Esterna expired. Accordingly, the Risk Factors sections has not been amended to include risks associated with the Statement of Understanding.

Security Ownership of Certain Beneficial Owners and Management, page 34

4. As previously discussed, any and all rights pursuant to the Statement of Understanding expired.

      In its Amendment No. 2 to the Form SB-2, the Company did not include Esterna in the security ownership table because, after further discussions with Esterna in furtherance of the Statement of Understanding, the Company's management did not believe that consummation of the transaction by the required date of March 31, 2006 would be likely, and that inclusion of such beneficial ownership would be misleading, as the Company had yet to receive any firm representation from Esterna that it had the funds or ability to pay the purchase price for the 49,500,000 shares, and not enough progress had been made with respect to certain conditions precedent, including, but not limited to, agreement on certain material terms for such contracts of sale and other ancillary agreements that are commonly associated with similar transactions, for example, a shareholders' agreement, voting proxies.

      If you require additional documents or information, or have any questions, please let me know.

                                  Very truly yours,


                                  /s/ Law Offices of Dan Brecher
                                  Law Offices of Dan Brecher

DB:saf
Enclosures